Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ORBCOMM Inc.:

We consent to the incorporation by reference in the Registration Statement No. 333-175577 on Form S-3 and Registration Statements Nos. 333-174916, 333-139582, and 333-139583 on Form S-8 of ORBCOMM, Inc. and subsidiaries (the Company) of our reports dated March 15, 2012, with respect to the consolidated balance sheets of the Company as of December 31, 2011 and 2010, and the related consolidated statements of operations, cash flows, and changes in equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2011, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of ORBCOMM Inc. and subsidiaries.

/s/ KPMG LLP

New York, New York

March 15, 2012